Exhibit (h.39)

AMENDMENT ELEVEN

This amendment (the “Amendment”) between the parties signing below (the “Parties”) amends the Existing Agreement as of May 10, 2024:

Term	Means
“Existing Agreement”	The Administration, Bookkeeping and Pricing Services Agreement between SS&C and the Fund dated August 13, 2008, as amended, restated, supplemented or otherwise modified from time to time
“SS&C”	ALPS Fund Services, Inc.
“Fund”	Heartland Group, Inc.
“Portfolios”	Heartland Value Fund Heartland Value Plus Fund Heartland Mid Cap Value Fund

Except as amended hereby, all terms of the Existing Agreement remain in full force and effect. This Amendment includes the amendments in Article A and general terms in Article B.

IN WITNESS WHEREOF, the Parties have executed this Amendment by their duly authorized representatives.

ALPS Fund Services, Inc.		Heartland Group, Inc.

By:	/s/ Bhagesh Malde	By:	/s/ Nicole J. Best

Name:	Bhagesh Malde	Name:	Nicole J. Best

Title:	Authorized Signatory	Title:	VP, Treasurer and Principal Accounting Officer

Article A to this Amendment

Amendments

The Existing Agreement is amended as follows:

1.	A new Section entitled “Tailored Shareholder Reporting (“TSR”) Solution” is added to the end of Appendix B Services:

Tailored Shareholder Reporting (“TSR”) Solution

a.	Capture relevant data needed to prepare Fund’s annual TSR from Fund accounting data maintained electronically by SS&C.

b.	Reconcile TSR data collected to N-CSR report values.

c.	Prepare each Fund’s TSR per class utilizing SS&C standard templates.

d.	Coordinate the review and filing of TSR with Fund’s auditor.

e.	Provide Fund online access to a Web Portal for read-only access.

f.	Notwithstanding anything in this Agreement to the contrary, Fund has ultimate authority over and responsibility for all financial matters and related filings required for it to comply with SEC requirements.

Article B to this Amendment

General Terms

1.	Capitalized terms not defined herein shall have the meanings given to them in the Existing Agreement.

2.	The Parties’ duties and obligations are governed by and limited to the express terms and conditions of this Amendment, and shall not be modified, supplemented, amended or interpreted in accordance with, any industry custom or practice, or any internal policies or procedures of any Party. This Amendment (including any attachments, schedules and addenda hereto), along with the Existing Agreement, as amended, contains the entire agreement of the Parties with respect to the subject matter hereof and supersedes all previous communications, representations, understandings and agreements, either oral or written, between the Parties with respect thereto.

3.	This Amendment may be executed in counterparts, each of which when so executed will be deemed to be an original. Such counterparts together will constitute one agreement. Signatures may be exchanged via facsimile or electronic mail and signatures so exchanged shall be binding to the same extent as if original signatures were exchanged.

4.	This Amendment and any dispute or claim arising out of or in connection with it, its subject matter or its formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the laws of the same jurisdiction as the Existing Agreement.